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                                   EXHIBIT 23

                              LIST OF SUBSIDIARIES

Fitzgeralds South, Inc.

Fitzgeralds Reno, Inc.

Fitzgeralds Incorporated

Fitzgeralds Mississippi, Inc.

Fitzgeralds Las Vegas, Inc.

Fitzgeralds Fremont Experience Corporation

Fitzgeralds Black Hawk, Inc.

Fitzgeralds Black Hawk II, Inc.

Fitzgeralds New York, Inc.

Fitzgeralds Arizona Management, Inc.

101 Main Street Limited Liability Company

Fitzgeralds Management Corp.


Nevada Club, Inc.